UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2004

SAP AKTIENGESELLSCHAFT

SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of registrant as specified in its charter)

SAP CORPORATION

SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

EXHIBITS
SIGNATURES
EXHIBIT INDEX
Exhibit 99.1

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

On May 28, 2004 SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), filed a quarterly report with Deutsche Boerse AG for the three month period ended March 31, 2004 (the “Quarterly Report”). The Quarterly Report is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the SAP’s future financial results are discussed more fully in the SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the SAP’s Annual Report on Form 20-F for 2003 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit
99.1	Quarterly Report dated May 28, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)
By:	/s/ Henning Kagermann Name: Prof. Dr. Henning Kagermann Title: CEO
By:	/s/ Werner Brandt Name: Dr. Werner Brandt Title: CFO

Date: May 28, 2004

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	(i) Quarterly Report dated May 28, 2004

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